QIAO XING UNIVERSAL TELEPHONE, INC.

QIAO XING SCIENCE INDUSTRIAL PARK, TANG QUAN, HUIZHOU CITY,
GUANGDONG, PEOPLE’S REPUBLIC OF CHINA 516023
TEL: 86 752-2820268 FAX: 86 752-2820268
August 26, 2005
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
SEC
Washington, D.C. 20549

Re:	Qiao Xing Universal Telephone, Inc.
Form 20-F for the fiscal year ended December 31, 2004
Filed June 30, 2005
File No. 0-29946
Dear Mr. Spirgel,
This is in reply to your letter dated August 11, 2005 regarding the captioned subject.
1. The trademark we obtained in the acquisition of CECT is the ‘CECT’ trademark for mobile phone handsets. The trademark is expected to contribute to the future cash flow of CECT over an indefinite period of time. The cash flow contribution comes from savings in royalty that CECT would have to pay to a third party for the use of its brand name if CECT had not had the ‘CECT’ trademark but nevertheless had wanted its products to have a recognized brand. The cash flow contribution of the ‘CECT’ trademark is linked to the cash inflow from sales revenue of CECT. At the time of the review of the useful life, no events or circumstances indicated that the product life cycle of mobile phone handsets of CECT would end in the foreseeable future. Nor were there any legal, regulatory, contractual, competitive, economic, or other factors that would limit the useful life. The useful life of the ‘CECT’ trademark was therefore considered to be indefinite.
2. The ‘CECT’ trademark was tested for impairment by comparing its fair value to its carrying value. Its fair value was estimated using the Relief-from-Royalty Method. In determining the royalty rate, reference is made to the profitability of CEC Telecom Company Limited. Based on analysis, it is concluded that a royalty rate of 2.5% was appropriate for the trademark. Also, marketing expense is required to maintain the brand name. It was estimated the average marketing expense is around 2.1% of the sales revenue of the Company.
3. In future filings where circumstances remain the same as those underlying the 2004 Form 20-F, we would add in the section of Summary of Significant Accounting Policies in the financial statements and the section of Critical Accounting Policies in the fore part of the Form 20-F regarding other acquired intangible assets the following:
‘The Group adopted SFAS No. 142 which requires that an intangible asset that is not subject to amortization shall be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired, by comparing its fair value with its carrying amount. A present value technique with a single set of estimated cash flows and a discount rate commensurate with the risk was used to estimate fair value.’
We hereby acknowledge that
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ ALBERT LEUNG
Albert Leung
Chief Financial Officer